Avenue Therapeutics, Inc.

June 23, 2017

Securities and Exchange Commission

Department of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Jeffrey Gabor

Via:	EDGAR Submission

Re:	Avenue Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-217552

Ladies and Gentlemen:

Avenue Therapeutics, Inc. (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. (ET) on Monday, June 26, 2017 or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew W. Mamak of Alston & Bird LLP with any questions or comments at 212-210-1256. Thank you for your assistance with this filing.

AVENUE THERAPEUTICS, INC.

By:	/s/ Lucy Lu
Lucy Lu
Chief Executive Officer

cc:	Matthew W. Mamak, Esq.